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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article relating to the Merger. This article is posted on HP's internal web site.


HP SURVEY VALIDATED

INDEPENDENT FIRM ANALYZES DATA, METHODS USED IN EMPLOYEE SURVEY

An ad placed by Walter Hewlett and published February 27 in THE WALL STREET JOURNAL and the SAN JOSE MERCURY NEWS asserts that Hewlett-Packard "employees are opposed to the merger at a rate of 2 to 1," a statement that sharply contrasts with data gathered from HP's worldwide survey conducted in late January 2002.

The opposition based its claim on results from two isolated surveys that the Field Research Corporation conducted for David Woodley Packard earlier this month. Focusing only on self-identified HP employees in the Corvallis, Oregon, and Boise, Idaho areas, the surveys were conducted by phone.

In contrast, HP's internal survey -- conducted from January 23-29, 2002 -- polled a representative sample of employees across all regions and businesses. Results showed that 66 percent of those surveyed support the HP-Compaq merger.

HP SURVEY METHODS VALIDATED

International Survey Research (ISR), a global survey firm specializing in the design and implementation of employee and management opinion and attitude surveys, reviewed the data from HP's January survey, as well as the process used to conduct the survey. Following its analysis, the firm concluded that the survey's sample is valid and representative of employees worldwide.

"Based on the information we have reviewed, the survey results -- at a 95 percent confidence interval -- has a maximum sampling error of +/-5 percent. It is a valid sample of HP globally that indicates 66 percent of employees are somewhat or very supportive of the proposed merger between HP and Compaq," said Dr. Leo F. Brajkovich, Global Director for the Organization Development Practice at ISR.

Based in Chicago, ISR has provided analysis to national and multinational companies, organizations and government agencies. The 27-year old company has surveyed more than 36 million employees from more than 2,100 companies in 106 countries. ISR has not been involved in conducting the HP surveys and has only stepped in to evaluate the January survey sample.

Read related story, "Corvallis Leaders Respond" [filed by HP with the Securities and Exchange Commission on February 21, 2002 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934] on [HP's internal web site].

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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